Exhibit 12.1

UAP Holding Corp.

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Combined Predecessor Entity ConAgra Agricultural Products Business							UAP Consolidated Holding Corp.
	Fiscal Year Ended					Twenty-Six Weeks Ended August 24, 2003	Thirty-Nine Weeks Ended November 23, 2003	Thirteen Weeks Ended February 22, 2004	Twenty-Seven Weeks Ended August 29, 2004
	2000	2001	2002		2003
Fixed Charges as Defined:
Interest expense	$45,136	$62,350	$44,898		$24,421	$8,562	$20,254	$8,425	$18,183
Interest component of lease rent	16,265	17,954	17,666		15,199	6,622	10,223	3,174	6,692

Total fixed charges (A)	$61,401	$80,304	$62,564		$39,620	$15,184	$30,477	$11,599	$24,875

Earnings as Defined:
Pretax income (loss)	$71,873	$2,874	$(48,636)		$48,247	$93,123	$66,053	$15,442	$77,570
Add fixed charges	61,401	80,304	62,564		39,620	15,184	30,477	11,599	24,875

Earnings and fixed charges (B)	$133,274	$83,178	$13,928		$87,867	$108,307	$96,530	$27,041	$102,445

Ratio of earnings to fixed charges (B/A)	2.17x	1.04x	—	(a)	2.22x	7.13x	3.17x	2.33x	4.12x

(a) For fiscal 2002, the ConAgra Agricultural Products Business’ earnings were insufficient to cover fixed charges by $48.6 million.